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                             June 7, 2021

       Gary Jacob
       Chief Executive Officer
       OKYO Pharma Ltd
       Martello Court
       Admiral Park
       St. Peter Court
       Guernsey GYI 3HB

                                                        Re: OKYO Pharma Ltd
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Submitted May 21,
2021
                                                            CIK No. 0001849296

       Dear Mr. Jacob:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form F-1 submitted on May 21, 2021

       Capitalization, page 44

   1. Please confirm if true that the 149,900,410 ordinary shares issued in satisfaction of the conversion of
outstanding convertible loan notes in May 2021 on a pro forma basis includes the 18,329,094
shares committed to Planwise Group Ltd. as a commission upon the conversion of your
convertible loan notes. If not, please clarify where these shares have been included as
noted in your response.
   2. Please reconcile your September 30, 2020 pro forma equity of $7,301,071 as presented on
 Gary Jacob
FirstName  LastNameGary Jacob
OKYO Pharma    Ltd
Comapany
June 7, 2021NameOKYO Pharma Ltd
June 7,
Page 2 2021 Page 2
FirstName LastName
         page 9 to your September 30, 2020 pro forma equity of $7,760,944 presented in your capitalization table.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Borrowings, page 55

3. We note your response to comment 11 and we reissue in part our prior comment. Please disclose the price per share and the amount of shares issued upon the conversion of each loan.

OKYO Pipeline, page 60

4. We note your response to comment 17 and reissue in part our prior comment. We note that your pipeline table does not include clinical phases 1, 2 and 3, which the company's product candidates will be required to complete prior to commercialization. Please revise your table to include all phases of development both preclinical and clinical.
Business
License Agreement for OK-101, page 65

5. We note your response to comment 19 and revised disclosure. Please clearly disclose who will be paying the development and sales milestone payments under the agreements and who will be receiving such payments. Please file as an exhibit the assignment of the sublicense agreement with Panetta or advise.
Related Party Transactions, page 83

6. We note your response to comment 21 and revised disclosure. We reissue our prior comment. For each of the transactions, please disclose the name of the related person, the
         basis on which the person is a related person, the related person   s
interest in the
         transaction, and the approximate dollar value of the amount involved in the transaction.
         See Item 4 of Form F-1 and Item 7.B. of Form 20-F. For example only, please disclose the names of the shared officers and directors with Tiziana, the approximate dollar value of the shares issued to Planwise, and the approximate dollar value of the Deed of
         Assignment with Panetta.
       You may contact Sasha Parikh at 202-551-3627 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters. Please contact Tom Kluck at 202-551-3233 or Celeste Murphy at 202-551-3257 with any other questions.



                                                              Sincerely,
 Gary Jacob
OKYO Pharma Ltd
June 7, 2021
Page 3
FirstName LastNameGary Jacob
                               Division of Corporation Finance
Comapany NameOKYO Pharma Ltd
                               Office of Life Sciences
June 7, 2021 Page 3
cc:       Jeffrey Fessler
FirstName LastName